April 1, 2013

Mara L. Ransom
Assistant Director
Securities and Exchange Commission
Washington, DC  20549

Re:                 AL International, Inc.
Registration Statement on Form 10
Filed February 12, 2013
File No. 000-54900

Dear Ms. Ransom:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated March 13, 2013 (the “Comment Letter”), regarding the above referenced Registration Statement on Form 10 filed on February 12, 2013 by AL International, Inc. (the “Company”).

The Company has set forth in italicized type the text of the Staff’s comments set forth in the Comment Letter, followed by the Company’s response:

General

1.
Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934.  We also may continue to comment on your registration statement after the effective date.  If you do not wish to incur these obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Response:  The Company acknowledges and understands this Comment.

2.
Effective February 15, 2013, the age of the financial statements did not satisfy the requirements of Rule 8-08 of Regulation S-X.  When you file your next amendment, the financial statements included in your registration statement must be updated to comply with this rule.

Response:  The Company is including updated financial statements in compliance with the requirements of Rule 8-08 of Regulation S-X with the amended Form 10 filed on April 1, 2013.

Table of Contents

Cautionary Note regarding Forward-looking Statements

3.
Please note that to be eligible to rely upon the safe harbor for forward looking statements provided by Section 21E of the Securities Exchange Act of 1934, as amended, an issuer must be subject to the reporting requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act at the time such statements are made.  As you are not yet subject to such reporting requirements, please revise your disclosure to remove any references to Section 21E of the Securities Exchange Act and the Private Securities Litigation Reform Act of 1995.  In this regard, we also note your reference to the statute on page 26.

Response:  We have removed all references to Section 21E of the Securities Exchange Act and the Private Securities Litigation Reform Act of 1995.

Item 1. Business, page 1

Distribution, page 4

4.
We note your disclosure indicating that distributors are independent contractors required to pay a one-time enrollment fee of up to $10, and that they earn a profit by purchasing products directly from you at a discount. However, on page 7 you also indicate that “distributors represent the company and are awarded a commission based upon the volume of product sold.” Please revise your disclosure throughout the filing to ensure consistency in the descriptions of payments or awards to distributors.

Response:  We have added clarifying language indicating that distributors only earn commissions based on the sales of products and that the $10.00 one time enrollment fee is for brochures and marketing materials used by them to help sell the products.

5.
We note your disclosure on page 5 indicating that your primary means of obtaining new distributors is through independent sales leaders and recommendations from current distributors. You also disclose that distributors earn bonuses based on the net sales made by the distributors they have hired. Please disclose if distributors are compensated for the recruitment of additional distributors, irrespective of product sales.

Response:  We have added clarifying language to note that commissions are based solely on the sales of products, and not on recruiting of other independent distributors irrespective of product sales.

Suppliers, page 6

6.
We note your disclosure in your coffee segment section, indicating that “[t]he Company does not believe it is substantially dependent upon nor exposed to any significant concentration risk related to purchases from any single vendor, given the availability of alternative sources. . . .” However, we note that your risk factor section on page 18 indicates that your supply of coffee beans comes from a limited number of suppliers. Please revise your disclosure to ensure consistency throughout the filing.

Response:  We have revised the risk factor to be consistent with our disclosure in our coffee segment section. Additionally, in reviewing the staff’s comment, we noted that we currently purchase coffee beans from five of vendors, and that there are approximately several additional vendors with whom we could purchase coffee beans from should an alternative source of supply become necessary.

Intellectual Property, page 6

7.
We note your disclosure indicating that “[t]rademark registration once obtained is essentially perpetual, subject to the payment of a renewal fee.” Trademark registration and renewal is subject to other requirements besides renewal fees and a trademark owner may lose trademark rights despite valid registration and renewal. Please revise this sentence accordingly or tell us why you believe it is accurate.

Response:   We have revised the disclosure to read: “…We intend to maintain and keep current all of our trademark registrations and to pay all applicable renewal fees as they become due. The right of a trademark owner to use its trademarks, however, is based on a number of factors, including their first use in commerce, and trademark owners can lose trademark rights despite trademark registration and payment of renewal fees. We therefore believe that these proprietary rights have been and will continue to be important in enabling us to compete, and if for any reason we were unable to maintain our trademarks, our sales of the related products bearing such trademarks could be materially and negatively affected. See “Risk Factors”.”

Item 1A. Risk Factors, page 12

8.
Provide a risk factor explaining that as a result of your election to use the extended transition period for compliance with new or revised accounting standards under Section 102(b)(2) of the JOBS Act, your financial statements may not be comparable to companies that comply with public company effective dates.  Please add similar disclosure to your critical accounting policies disclosure on page 26.

Response:  We have added the disclosure to the Risk Factors and Critical Accounting Policies sections as follows:  “We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the Jobs Act, that allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.”

The beneficial ownership of a significant percentage . . . . , page 18

9.
Please revise this risk factor to clarify that because your officers and directors beneficially own 76% of your stock they have the power to determine who is elected to the board and to control your business affairs.

Response:  Added an additional Risk Factor under the caption: We are controlled by one principal stockholder who is also our Chief Executive Officer and Chairman.

Item 2. Financial Information, page 25

Management’s  Discussion  and  Analysis,  page  26

10.
Please revise your filing to discuss the impact of inflation and changing prices on your net sales and revenues and on income from continuing operations.  We refer you to Item 303(a)(3)(iv) of Regulation S-K.

Response:  We have added the following disclosure: “We derive approximately 91% of our revenue and almost all of our costs from within the United States, where we have not seen any significant changes in neither revenue nor our net income as a result of inflation or rising prices of goods or services.”

Item 6. Executive Compensation, page 37

11.	Please revise your disclosure to provide an explanation regarding the $150,000 in other compensation paid in 2011 to Mr. Andreoli.

Response:  The disclosure has been revised as follows:  “Mr. Andreoli became President of the Company on October 26, 2011, in connection with the acquisition of FDI.  The Other Compensation includes payments of $848,500 to Mr. Andreoli in 2012, in accordance with the terms of our acquisition agreement related to the acquisition of FDI, and $261,600 of rent paid to FDI Realty LLC, a company controlled by Mr. Andreoli, and payments in 2011 of $116,000 to Mr. Andreoli in accordance with the terms of our acquisition agreement, related to the acquisition of FDI, and $34,000 of rent paid to FDI Realty LLC."

12.
Please tell us how you calculated the dollar values shown in the “Option Awards” column of the summary compensation table on page 37.  In this regard, we note the information in the grants of plan-based awards table on page 39 and that it appears that the two tables do not reconcile.  For example, the first table reflects that in 2012 Mr. Wallach received an option to acquire shares of common stock worth $274,500, based on the grant date fair value, but the second table shows that he received an option covering 2,500,000 shares, with an exercise price of $0.22 per share.

Response:  Mr. Wallach received a stock option grant of options to purchase 2,500,000 shares of common stock.  The options vest in two equal traunches of 1,250,000 on January 1, 2013 and   January 1, 2014.

The fair value of the award, determined using the Black Sholes model, was approximately $274,500 or $0.1098 per option.  The inputs used in the Black Scholes model were:

Strike price	$0.22
Stock price volatility	85%
Risk-free rate of return	0.35%
Annual dividend yield	-%
Expected life	2.5 Years
Forfeiture rate	-%

Consolidated Financial Statements, page F-1

Independent  Auditors’ Report,  page  F-2

13.
Please have your auditor revise the second paragraph of the audit report to reflect that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board and file the revised report in an amendment.  See SEC Release 34-49707 issued May 14, 2004 and PCAOB Auditing Standard No. 1.

Response:  The audit report will be revised accordingly.

Notes to the Financial Statements, page F-7

Note 4. Supplemental Financial Information, page F-21

14.
We note that you have identified certain trademarks recorded on your balance sheet as having indefinite lives.  Please tell us the nature of these trademarks and the factors you considered in determining that they have indefinite lives.  In this regard, please provide us support demonstrating there are no legal, regulatory, contractual, competitive, economic, or other factors that limit the useful life of the trademarks.  See ASC 350-30-35-1 through -5.

Response:  The Company has recorded indefinite lived assets other than goodwill in connection with acquisitions in 2006, 2007 and 2011. These assets (and dates acquired) include trademarks for Youngevity® (2006), DrinkACT (2007), and Café La Rica & Josie’s coffee brands (2011). In determining the classification of definite versus indefinite life assets we looked at the following criteria:

•
Expected Use:  At the time of acquisition, we reviewed the period of time and intended use of each asset. For the Youngevity® trade name, we rebranded the Company and certain products using this name. For DrinkACT, our intent was to continue to market and develop the related products indefinitely under this established brand. Finally, for Café La Rica and Josie’s, which includes the brands of coffee and espresso products distributed to commercial and wholesale customers acquired in the Javalution transaction, our intent was to continue to market and develop these products indefinitely under this brand for the coffee segment.  In accordance with accounting guidance, we performed the impairment tests as of December 31, 2012 and determined that there was no impairment.

•	Expected useful life: In all the cases, our expected useful life of these assets is indefinite.
•
Limits to useful life and Renewal experience:  We have not experienced any adversity renewing registered trade names.  We have not experienced any claims or challenges to the use of our trade names and believe we would successfully defend any claim as long as we maintain continuous use of the trade names.

•
Effects of obsolescence, changes in business environment:  We considered the effects of obsolescence, demand, competition, and other economic factors and we have not identified any specific changes in our business environment that would indicate the trade names would have a life other than indefinite.

•
Maintenance required extending the life: Other than the continued use and the clerical tasks of filing renewals of the trademarks with the governing authorities, we do not believe there are any other maintenance requirements.

Note 12. Segment and Geographical Information, F-33

15.
We note your disclosure that certain measures and factors are considered in determining the number of reportable segments. Further, we note that FDI, a nationwide direct marketer of financial and health and wellness-related products and services is included in the direct sales segment.  In this regard, please tell us more about the aggregation criteria applied to your direct sales segment.  Specifically, please address how the operating segments included in direct sales reportable segment have similar economic characteristics.

Response:   We consider the following when aggregating segments within our direct selling segment:

•	The Company manages the direct selling segment as a single unit without management subdivisions within the segment.
•	We do not maintain discrete financial information for each product line, other than gross revenue that would allow us to determine income from operations for that product line.
•	Each direct selling related acquisition, including FDI, was fully integrated into our existing direct selling business operating under the same management, policies and procedures.
•	The nature of the sales process is identical for each product line in our direct selling business.
•
The independent distributors participate in selling all products offered by our direct selling segment. For example, an independent distributor acquired in the FDI acquisition is able to sell products from all product lines.

•	The independent distributors acquired are added to our existing direct selling distributor genealogy and compensation plan.

Exhibits

16.	We note exhibit 10.4 does not include the dates or seller signature related to the agreement. Please file the complete agreement.

Response:  We have filed the complete agreement.

17.	We note exhibit 10.9 includes schedules and exhibits that have not been filed. Please file the complete agreement.

Response:  We have filed the complete agreement.

18.	We note exhibit 10.13 does not include the signature of the licensor. Please file the complete agreement.

Response:  We have filed the complete agreement.

The Company further acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s review of its filing. Please address any comments or questions with respect to the foregoing to the undersigned at (619) 934-3980.

Sincerely,

AL INTERNATIONAL, INC.

/s/ Stephan Wallach

Stephan Wallach
Chief Executive Officer